July 23, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Guess?, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 28, 2014
File No. 001-11893

Dear Ms. Jenkins,

On behalf of Guess?, Inc. (which we refer to as “we,” “our” or the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 26, 2014, regarding the Company’s above-referenced Form 10-K (the “Form 10-K”). Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.

Comment:

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Comparable Store Sales, page 32

1.
For the purpose of further clarifying your omni-channel strategy, expand your definition in future filings to define e-commerce sales addressing sales that originate online that may be picked up at stores, store

Securities and Exchange Commission
July 23, 2014

sales that may be delivered later to a customer and catalog sales. Please provide us with an example of the proposed definition.

Response:

We will enhance our comparable store sales disclosure in future filings to help clarify our omni-channel strategy by defining e-commerce sales. The following proposed disclosure is marked to show changes as if the Company had provided the requested information in its Quarterly Report on Form 10-Q for the quarter ended May 3, 2014 (please note that the Company does not engage in any catalog sales):
“Comparable Store Sales
As a result of our omni-channel strategy, there is less distinction between our brick-and-mortar retail stores and our e-commerce sites and we believe the inclusion of e-commerce sales in our comparable store sales metric is a more meaningful representation of these results. Therefore, ~~beginning~~ in the first quarter of fiscal 2015, the Company began reporting National Retail Federation (“NRF”) calendar comparable store sales on a quarterly basis for our stores in the U.S. and Canada including the results of our e-commerce sites as well as separately disclosing the impact of e-commerce sales on our comparable store sales metric.

Sales from our brick-and-mortar retail stores include purchases that are initiated, paid for and fulfilled at our retail stores as well as merchandise that is reserved online but paid for and picked-up at our retail stores. Sales from our e-commerce sites include purchases that are initiated and paid for online and shipped from either our e-commerce distribution center or our retail stores as well as purchases that are initiated in a retail store, but due to inventory availability at the retail store, are ordered and paid for online and shipped from our e-commerce distribution center or a different retail store.

~~A s~~Store sales are~~is~~ considered comparable after ~~it~~the store has been open for 13 full months. If a store remodel results in a square footage change of more than 15%, or involves a relocation or a change in store concept, the store sales ~~is~~are removed from the comparable store base until ~~it~~the store has been opened at its new size, in its new location or under its new concept for 13 full months. ~~An e~~E-commerce ~~site~~sales are ~~is~~ considered comparable after ~~it~~the online site has been operational in a country for 13 full months and ~~would~~ exclude any related revenue from shipping fees.

Definitions and calculations of comparable store sales differ among companies in the apparel retail industry, and therefore comparable store sales disclosed by us may not be comparable to the comparable same store sales metric disclosed by other companies.”

Securities and Exchange Commission
July 23, 2014

Comment:

Item 8. Financial Statements and Supplementary Data, page 54

Consolidated Statements of Cash Flows, page F-7

2.
We note that in the fourth quarter earnings conference call you discuss receiving a one-time cash inflow of approximately $57 million related to a refund of multi-year VAP credits and a key money payment. Please tell us the underlying nature of these two transactions, how they are reflected in the cash flow statement, if at all, and the basis for your accounting treatment.

Response:

As an initial matter, we would like to note that the “VAP” credits that the Staff is referring to are actually value-added tax (“VAT”) credits and the official transcript of our earnings call for the fourth quarter of fiscal 2014 (the “Earnings Call”) has been amended to reflect this.

The refund of the VAT credits discussed on the Earnings Call refers to the collection of multiple years of refundable VAT receivables from European taxing authorities. These receivables are generated and recorded in the ordinary course of business when VAT is paid to the taxing authorities as goods are imported into the European Union, since they are expected to be refunded when the goods are exported out of the European Union and our VAT returns are filed with the taxing authorities. These VAT receivables were included within other current assets on our consolidated balance sheet prior to collection, and did not impact earnings when they were determined to be collectible. The cash collection of these receivables was included as cash flows from operating activities within changes in operating assets and liabilities during the fiscal year ended February 1, 2014.

The key money payment discussed on the Earnings Call refers to the receipt of a non-refundable upfront royalty payment from one of our licensees related to the grant of license rights. We refer the Staff to our disclosure related to our accounting policy for revenue recognition in Note 1 to our Consolidated Financial Statements, page F-9 in our Form 10-K for the fiscal year ended February 1, 2014 which states:

“The Company may receive special payments in consideration of the grant of license rights. These payments are recognized ratably as revenue over the term of the license agreement. The unrecognized portion of upfront payments is included in deferred royalties in accrued expenses and other long-term liabilities depending on the short or long-term nature of the payments to be recognized.”

As such, this payment was initially recorded as short-term and long-term deferred revenue within accrued expenses or other long-term liabilities, respectively, and will be recognized as revenue ratably over the term of the respective license agreement as performance obligations are satisfied. As a result, this payment was reflected in the cash flow statement as cash flows from operating activities within changes in operating assets and liabilities during the fiscal year ended February 1, 2014.

Securities and Exchange Commission
July 23, 2014

We also refer the Staff to our disclosure related to cash flows from operating activities in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Operating Activities, on page 44 in our Form 10-K for the fiscal year ended February 1, 2014, which states:

“The change in working capital was driven primarily by the favorable impact from timing of inventory receipts and payments to purchase inventory, the receipt of refundable multi-year value-added tax payments from European taxing authorities and the receipt of an upfront royalty payment from one of our licensees during fiscal 2014.”

Comment:

Note 17. Segment Information, page F-34

3.
We note you have identified the North American Retail and North American Wholesale segments and the European wholesale and European retail components as separate reporting units for goodwill impairment testing since you determined that each has different economic characteristics. We also note that you identified separate reportable segments for your North American retail and wholesale businesses, whereas you have not identified separate reportable segments for your European business components in spite of the fact you determined they have different economic characteristics. Please clarify and provide the guidance that supports your analysis that the retail and wholesale components of the Europe segment should be presented as a single reportable segment while the North American Retail and Wholesale segments are presented as separate reportable segments. As part of your response, please identify for us your chief operating decision maker (“CODM”) and provide us with your organizational structure that identifies the segment managers reporting to the CODM.

Response:

We have identified our operating segments as components within the Company that engage in business activities and have discrete financial information that is regularly reviewed by our chief operating decision maker (“CODM”), the Company’s Chief Executive Officer and Vice Chairman of the Board, in accordance with authoritative guidance set forth in FASB ASC 280-10-50-1. We have identified our five operating segments using this definition as follows: North American Retail, Europe, Asia, North American Wholesale and Licensing. This presentation is consistent with the layout of internal reporting materials that are reviewed by our CODM. For external reporting purposes, we have not aggregated any of our operating segments and therefore, our reportable segments are the same as our operating segments.

We have also considered authoritative guidance set forth in FASB ASC 280-10-50-7 which states that, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” FASB ASC 280-10-50-8 continues, “If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

Securities and Exchange Commission
July 23, 2014

Our Europe operating segment has a single managing director (the “Europe Segment Manager”) that is responsible for the segment’s performance and reports directly to our CODM. In addition, the Europe Segment Manager is evaluated based on the performance of the entire region and is not compensated based on the individual results of its components (including our European wholesale or retail reporting units). As operating results for Europe and the Middle East are regularly reviewed by our CODM at the Europe segment level in order to assess performance and make resource allocation decisions, we believe that the European wholesale and retail reporting units do not currently meet the definition of an operating segment and are not reported as such.

Per authoritative guidance set forth in FASB ASC 350-20-55-3 through 55-8, we have identified our reporting units for goodwill impairment testing as components within the Company’s operating segments that engage in business activities and have discrete financial information that is regularly reviewed by segment management. In addition, under the same guidance, two or more components within an operating segment may be aggregated into a single reporting unit if they have similar economic characteristics. We have identified our European wholesale and retail businesses as reporting units for which discrete financial information is available and is reviewed by the Europe Segment Manager, but believe there are differences in economic characteristics between the two reporting units which would prevent aggregation for purposes of our goodwill impairment analysis.

Our conclusions are further supported by the authoritative guidance in FASB ASC 350-20-55-9, which states the following:

“a. The determination of reporting units under this Subtopic begins with the definition of an operating segment in paragraph 280-10-50-1 and considers disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment. The determination of reportable segments under Topic 280 also begins with an operating segment, but considers whether certain economically similar operating segments should be aggregated into a single operating segment or into a reportable segment.

b. The level at which operating performance is reviewed differs between this Subtopic and Topic 280. It is the chief operating decision maker who reviews operating segments and the segment manager who reviews reporting units (components of operating segments). Therefore, a component of an operating segment would not be considered an operating segment for purposes of that Topic unless the chief operating decision maker regularly reviews its operating performance; however, that same component might be a reporting unit under this Subtopic if a segment manager regularly reviews its operating performance (and if other reporting unit criteria are met).” (emphasis added)

Securities and Exchange Commission
July 23, 2014

Comment:

Form 10-Q for the Fiscal Quarter Ended May 3, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

North American Retail, page 27

4.
We note this quarter the Company began reporting a comparable store sales measure that includes revenue from U.S. and Canadian retail stores and e-commerce sites. Your analysis of the North American Retail segment discloses that the comparable store sales measure nets the effects of a decrease in comparable store sales with an increase from e-commerce site sales. To the extent material, please expand future disclosures to separately quantify, in dollar terms, e-commerce site sales from store sales and clearly identify any of the factors that you attribute to material changes within revenue and operating margins. Please provide us with the draft disclosures you propose to include in future filings. See Item 303(A)(3) of Regulation S-K.

Response:

Although the Company does not believe that its e-commerce sales are currently material in dollar terms, the Company will add disclosure of such sales in its future filings. The following proposed disclosure is marked to show changes as if the Company had provided the requested information in its Quarterly Report on Form 10-Q for the quarter ended May 3, 2014:

“Net revenue from our North American Retail operations decreased by $10.0 million, or 4.2%, to $228.3 million for the quarter ended May 3, 2014, from $238.3 million in the same prior-year period. The decrease in revenue was driven by negative comparable store sales of 3.8% for our combined U.S. and Canadian stores including the results of our e-commerce sites (negative 2.3% in constant currency, which also excludes the unfavorable translation impact of currency fluctuations relating to our Canadian retail stores). E-commerce sales increased by $5.3 million, or 49.2%, to $16.0 million for the quarter ended May 3, 2014, from $10.7 million in the same prior-year period. The inclusion of our e-commerce sales improved the comparable store sale percentage by 3.3% in U.S. dollars and constant currency. The store base for the U.S. and Canada decreased by an average of 18 net stores during the quarter ended May 3, 2014 compared to the same prior-year period, resulting in a 1.8% net decrease in average square footage. Currency translation fluctuations relating to our non-U.S. retail stores unfavorably impacted net revenue by $3.8 million.”

During the quarter ended May 3, 2014, our e-commerce business did not have a material impact on the operating margin for the North American Retail segment and was therefore not a driver of a material change. However, we will continue to monitor the impact to provide appropriate disclosure in future filings if the impact on the operating margin becomes material.

Securities and Exchange Commission
July 23, 2014

*********

In connection with the above comments and our response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (213) 765-3504, by facsimile at (213) 765-5927 or by email at sreddy@guess.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Sandeep Reddy
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.

cc:	Myra Moosariparambil
U.S. Securities and Exchange Commission

Brian McAllister
U.S. Securities and Exchange Commission

Jason T. Miller
General Counsel
Guess?, Inc.